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                             August 28, 2023

       Ram  n Mart  nez
       Ambassador of Panama
       PANAMA REPUBLIC OF
       Embassy of Panama
       2862 McGill Terrace, N.W.
       Washington, D.C. 20008

                                                        Re: PANAMA REPUBLIC OF
                                                            Schedule B filed
July 31, 2023
                                                            File No. 333-273534
                                                            color:white;"_
                                                            Form 18-K filed on
September 30, 2022 and amended on November 21, 2022,
                                                            March 28, 2023,
July 17, 2023 and July 31, 2023
                                                            File No. 333-07558

       Dear Ram  n Mart  nez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Schedule B

       General

   1. To the extent possible, please update all statistics and information in the registration statement and the Form
18-K to provide the most recent data. We note, for example, that
                                                        Tables 12, 13, 14 and
15 in Exhibit 99.0 to your most recent Form 18-K reference your
                                                        2021 data as
preliminary.
   2. We note recent news reports of protests for various reasons, including water and electricity issues,
racial and economic inequities, and immigration policies. These matters
 Ram  n Mart  nez
PANAMA REPUBLIC OF
August 28, 2023
Page 2
         appear to supplement the information disclosed in the "Recent Developments" sections of your recent Form 18-K amendments. Please either include a recent developments section in your Schedule B or revise your Form 18-K, as necessary, to reflect the material nature of these matters and those referenced in our below comments.
3. We note news reports of increasing issues with migration and crime. We also note news reports of Guyana possibly pursuing arbitration in connection with rice exports. Please revise your disclosure to include discussion of these issues, to the extent they are material.
4. Please provide any material updates to the disclosure in your Form 18-K/a regarding the impact that the recent drought has had on transport and the Panama Canal, including any shipping restrictions. To the extent material, please include discussion of any risks to
         Panama's economy and the governmental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco,
Chief, at (202) 551-3253 with any other questions.



                                                                Sincerely,
FirstName LastNameRam  n Mart  nez
                                                                Division of
Corporation Finance
Comapany NamePANAMA REPUBLIC OF
                                                                Office of
International Corporate
August 28, 2023 Page 2                                          Finance
FirstName LastName